MINING LEASE WITH OPTION TO REQUIRE PURCHASE

          THIS MINING LEASE is made this 1st day of August, 2007 ("Effective Date") by and between LYON GROVE, LLC, a Nevada limited liability company, ("Owner"); and LINCOLN GOLD CORPORATION., a Nevada Corporation ("Lessee").

RECITALS

A.

Owner owns and possesses the Wilson Patented Mining Claim Group situate in Section 31, T9N, R 26E in Lyon County, Nevada. The property is more particularly described on Exhibit C, attached hereto. This property, together with all ores, minerals, surface and mineral rights, and the right to explore for, mine, and remove the same, and all water rights and improvements, easements, licenses, rights-of-way and other interests appurtenant thereto, shall be referred to collectively as the "Property".

B.	The parties now desire to enter into an agreement giving Lessee the exclusive exploration privilege and purchase option covering the Property.

          THEREFORE, the parties have agreed as follows:

SECTION ONE
Lease Term, Rentals and Royalties

          1.1 Term of Lease. Owner hereby leases the Property to Lessee for an initial term of fifteen (15) years from the Effective Date with the provision that Lessee shall have the right to extend the term for up to ten (10) additional, one (1) year extension terms on the express condition that Lessee is conducting exploration, development or mining activities on the Property at the expiration of the term immediately preceding the proposed extension term. If Lessee elects to extend the term, Lessee shall notify Owner of said election not less than thirty (30) days before the expiration of the term immediately preceding the proposed extension term.

     1.2 Annual Rental Payments. Lessee shall pay the following annual rental payments to Owner:

          a. Lessee shall pay Owner TEN THOUSAND DOLLARS ($10,000.00) upon execution of this Agreement.

          b. Prior to each one year anniversary of the Effective Date, including any extension terms, Lessee shall pay Owner TWENTY FIVE THOUSAND DOLLARS ($25,000).

          c. Rental payments shall not be credited against the purchase option price. The Rental paid for any one calendar year may be credited against Royalty due and payable during the same calendar year but shall not be credited against Royalty due and payable in prior or future years. Annual rental for years 16 and thereafter shall be increased annually for inflation by utilization of the Consumer Price Index All Urban Wage Earners And Clerical Workers for the City of San

Francisco, California All Items ("CPI"), as published by the Bureau of Labor Statistics of the United States Department of Labor, using the CPI for the month and year of the Effective Date of this lease as the base period and the most recent available CPI published prior to the relevant year.

          1.3 Production Royalties. Upon commencing production of minerals from the Property, Lessee shall pay Owner a royalty (“Royalty”) on production equal to following percentage of Net Smelter Returns.

Gold Price	Rate
$450/oz or less	3.00%
$450.01 to $550	5.00%
$550.01 to $700	6.00%
Greater than $700	7.00%

Lessee shall also pay Owner a Royalty on production from claims within the Area of Interest in the amount and pursuant to the terms set forth in Exhibit D attached. All Royalties shall be calculated pursuant to the provisions of Exhibit A attached hereto. In no event shall the annual production Royalty payable hereunder be less than the annual Rental payment set forth in Section 1.2.

          1.4. Late Charge and Interest. If any Rental, Royalty or other payment payable to the Owner remains delinquent in excess of ten (10) days, Lessee shall pay to Owner interest from and after the due date at the annual rate of eighteen percent (18%). Payment of such interest shall not excuse or cure any default by Lessee.

SECTION TWO
Exploration Privilege and Lease

          2.1. Lease to Explore, Develop and Mine. Owner grants Lessee the right and privilege to enter on the Property for the purpose of exploration, prospecting, developing, mining, concentrating, removing and Selling minerals (excluding and reserving unto Owner oil, gas hydrocarbons and geothermal rights) including reasonable rights of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface of the property as may be reasonably needed for such purposes.

          2.2 Uses. Lessee is granted the right to use the Property including, but without being limited to, the right to use existing excavations, open pit mines, openings, ditches and drains, and to construct, erect, maintain, use and, at its election, remove buildings, structures, plants, roadways, pumps, pipelines, electrical power lines and facilities, stockpiles, waste piles, and facilities, and all other improvements, property and fixtures for mining, removing, beneficiating, concentrating, extracting, refining and shipping of minerals. Notwithstanding the above, Lessee shall not, without written permission of the Owner, utilize the Property for purpose of a leach pad or for the dumping of overburden from other property.

          2.3 Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property. If Lessee acquires or files any applications for appropriation or any permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Lessee. Owner will cooperate in assisting the Lessee to apply for and obtain all permits reasonably necessary to enable the Lessee to undertake permitted exploration, development and mining activities on the Property. On termination of this Agreement, except in the event of Lessee’s purchase of the Property, Lessee shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired during the term of this Agreement. If Lessee purchases the Property, Owner shall assign and convey to Lessee all permits and water rights jointly owned which are appurtenant to the Property.

          2.4 Conduct of Work. Lessee shall perform its exploration, development and mining activities on the Property in accordance with good exploration, development or mining practice, shall comply with the applicable laws and regulations relating to the performance of its operations on the Property, and shall comply with the applicable worker's compensation laws of the State of Nevada.

          2.5 Liability. During the term of the Agreement, Lessee shall defend (with legal counsel reasonably acceptable to owner), indemnify and hold Owner harmless from any claims demands, liabilities or liens arising out of the Lessee's activities on the Property.

          2.6 Liens. Lessee shall keep the Property free and clear from any and all mechanics' and laborers' liens arising from labor performed on or material furnished to the Property at Lessee's request. However, a lien on the Property shall not constitute a default if Lessee, in good faith, takes legal action to dispute the validity of the claim, in which event the existence of the lien shall constitute a default thirty (30) days after the validity of the lien has been adjudicated adversely to Lessee. Owner may record a notice of non-responsibility.

          2.7 Installation of Equipment. Lessee may install, maintain, replace, and remove during the term of this Agreement any and all mining machinery, equipment, tools, and facilities which it may desire to use in connection with its activities on the Property. Upon termination of this Agreement for any reason, Lessee shall have a period of six (6) months following such termination during which it shall remove all of Lessee's equipment from the Property.

          2.8 Acquisition of Permits. Lessee shall acquire all federal, state, and county permits required for it operations. All bond deposit amounts will revert to Lessee upon satisfactory completion of the reclamation program.

          2.9 Drill Logs, Assays, and Maps. Copies of all drill logs, exploration information, assays, maps, metallurgical studies, and other factual information pertaining to the Property shall be furnished by Lessee to Owner annually and upon the expiration or termination of this Agreement.

SECTION THREE
Inspection by Owner

          3.1 Inspection of Property. The authorized agents or representatives of the Owner, shall upon 24 hours advance notice to Lessee, be permitted to enter upon the Property for the purpose of inspection, but shall enter upon the Property at their own risk and so as not to hinder unreasonably the operations of the Lessee. Owner shall indemnify and hold Lessee harmless from any damage, claim, or demand by reason of injury to Owner or its agents or representatives on the Property or the approaches thereto, unless the injury is caused by the negligence of the Lessee.

          3.2 Inspection of Accounts. Lessee agrees to keep accurate books of account reflecting the mineral operations on the Property, and Owner shall have the right at its cost, to examine and inspect the books and records of Lessee pertaining to the mining, milling, and shipping operations of Lessee.

SECTION FOUR
Taxes

          4.1 Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Lessee shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed upon the property during the term of this Agreement or on closing the Option, including any taxes and assessments which may be levied or assessed as a result of Lessee's occupation, possession or use of the Property, including the reassessment or recapture of real property taxes resulting from the change or loss of the Property's tax status. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Owner and Lessee, except that neither Owner nor Lessee shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the property assessed solely to the other party. Lessee always shall have the right to contest, in the courts or otherwise, in its own name or in the name of Owner, the validity or amount of any such taxes or assessments, if it deems the same unlawful, unjust, unequal or excessive, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, re-adjustment or equalization of the taxes, provided that Lessee pays the taxes.

          4.2. Personal Property taxes. Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

          4.3 Income Taxes. Neither Owner nor Lessee shall be liable for any taxes levied on or measured by the income of the other. Owner and Lessee shall pay net proceeds of mines taxes assessed against such party's respective share of production of minerals from the Property.

          4.4 Deliver of Tax Notices. If Owner receives tax bills or claims which are Lessee's responsibility, Owner shall promptly forward them to Lessee for payment.

SECTION FIVE
Insurance and Indemnity

          5.1 Lessee's Liability Insurance. Lessee shall, at Lessee's sole cost, keep in force during the term of this Agreement policies of (a) worker’s compensation insurance (including occupational disease coverage) as required by law, (b) automobile liability insurance. Lessee shall keep in force liability insurance, including all non-owned, hired, rented, or owned vehicles or equipment, with bodily injury liability limits of not less than one million dollars ($1,000,000) for injuries or death of any one person and not less than two million dollars($2,000,000) for injuries or death of more than one person resulting from any one occurrence, and (c) commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least Two Million Dollars ($2,000,000.00) per occurrence for injuries to or death of person and One Million Dollars ($1,000,000.00) per occurrence for property damage.

          5.2 Form and Certificates. The policy of insurance required to be carried by Lessee pursuant to this Section shall be with a recognized, solvent insurance company. Such policy shall name Owner as an additional insured. Lessee's insurance policy shall also be primary insurance, without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Lessee's insurance policy shall be provided to Owner before any entry by Lessee or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

          5.3 Waiver of Subrogation. Lessee and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Lessee and in force at the time of such loss or damage.

          5.4 Waiver and Indemnification. Owner shall not be liable to Lessee and Lessee waives all claims against Owner against all claims for any injury or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Lessee’s business conducted on the Property. The obligations of the Lessee contained in this Section shall survive the expiration of the term or termination of this Agreement.

SECTION SIX
Environmental

          6.1 Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local government authority or agency. Applicable Environmental Laws means any applicable Federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of Federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

          6.2 Lessee Hazardous Materials Activities. Lessee shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Lessee's use of the Property (collectively "Lessee Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Lessee Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Lessee's employees, partners, agents, invitees, contractors and their subcontractors. Lessee shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property. Lessee shall cause all Lessee Hazardous Materials

Activities to be performed in strict conformance to Applicable Environmental Laws. Lessee shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities, and Lessee shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Lessee Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Lessee to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Lessee shall be solely responsible, at Lessee's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license, or permit. All Lessee Hazardous Materials Activities shall be performed by qualified personnel who have received proper training with respect to Hazardous Materials, including compliance with applicable OSHA laws and regulation. Lessee shall cause all Hazardous Materials present at the Property in connection with Lessee Hazardous Materials Activities to be safely and securely stored. Lessee agrees that neither its use of the Property nor Lessee Hazardous Materials Activities shall result in contamination of the environment in violation of Applicable Environmental Laws. If any Lessee Hazardous Materials Activities result in contamination of the environment in violation of applicable Environmental Laws, Lessee shall immediately take steps to correct and remediate the contamination.

          6.3 Spills of Hazardous Materials. Lessee shall promptly notify Owner and each governmental regulatory entity with jurisdiction of any spills, releases, or leaks of Hazardous Materials that occur in connection with Lessee Hazardous Materials Activities or Lessee's use of the Property, including but not limited to any resulting contamination of the environment (collectively "Lessee Contamination"). Lessee further shall promptly notify Owner of any claims of which Lessee becomes aware regarding any actual or alleged Lessee Contamination. Lessee shall be solely responsible at its expense for promptly, diligently and thoroughly investigating, monitoring, reporting on, responding to, and cleaning up to completion any and all such Lessee Contamination, in full conformance to Applicable Environmental Laws (collectively the "Lessee Environmental Response Work"). All Lessee Environmental Response Work shall be reported to each governmental regulatory entity with jurisdiction on an ongoing basis, and Lessee shall diligently attempt to obtain written concurrence from such each such regulatory entity that all Lessee Environmental Response Work has been satisfactorily performed and completed. Lessee at its expense shall keep Owner timely informed of Lessee's progress in responding to any Lessee Contamination, including but not limited to providing Owner with copies, at Lessee' expense, of all reports, work plans, and communications with governmental regulatory entities.

          6.4 Removal of Stored Hazardous Materials. Before the expiration or termination of this Agreement, and not withstanding any other provision of this Agreement, and in full conformance to Applicable Environmental Laws, Lessee shall: (a) cause to be properly removed from the Property all Hazardous Materials stored at the Property in connection with Lessee's use of the Property or in connection with Lessee Hazardous Materials Activities; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating Hazardous Materials Activities.

          6.5 Notice of Violations. Each party shall notify the other party of potential violations of handling of Hazardous Materials on the Property.

          6.6. Environmental Indemnity. Lessee shall promptly reimburse, indemnify, defend (with legal counsel acceptable to Owner, whose consent shall not unreasonably be withheld) and hold harmless Owner, its employees, assign, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages, which arise from or relate to: (a) Lessee Hazardous Materials Activities; (b) Lessee Contamination; (c) any non-compliance with Applicable Environmental Laws in connection with Lessee's use of the Property; or (d) a breach of any obligation of Lessee under this Section.

          6.7 Survival. The provisions of this Section are in addition to the other provision of this Agreement and shall survive any termination or expiration of this Agreement.

SECTION SEVEN
Termination and Default

          7.1 Termination. Lessee shall have the right to terminate this Agreement at its sole discretion at any time by giving thirty (30) days' advance written notice to Owner. Upon termination, Owner shall retain all payments previously made as liquidated damages and this Agreement shall cease and terminate. Lessee will provide Owner with all factual data, maps, assays, and reports pertaining to the Property. Lessee will also deliver a Quitclaim Deed to Owner.

          7.2 Default. If Lessee fails to perform its obligations under this Agreement, and in particular if Lessee fails to make any payment due to Owner hereunder, Owner may declare Lessee in default by giving Lessee written notice of default which specifies the obligation(s) which Lessee has failed to perform. If Lessee fails to remedy a default in payment within fifteen days (15) of receiving the notice of default, and thirty (30) days for any other default, Owner may terminate this Agreement and Lessee shall peaceably surrender possession of the Property to Owner. Notice of termination shall be in writing and served in accordance with this Agreement.

          7.3 Obligations Following Termination. In the event of voluntary or involuntary termination, Lessee shall surrender possession of the Property to Owner and all have no further obligation under this Agreement except for this obligation (1) to pay its apportioned share of taxes arising prior to the date of termination, as provided for in Section Four; (2) to make all other payments then owed Owner that have been accrued but not paid to the date of termination; (3) to remove all of its equipment; (4) to fulfill its reclamation responsibility; (5) to satisfy any accrued obligations or liabilities under this Agreement; (6) to satisfy any other obligation imposed by this Agreement or by law; and to deliver a Quitclaim Deed to Owner. Lessee will have no further obligation to make any additional rental payments on the event of termination, other than rental payments accrued but not paid to the date of termination.

SECTION EIGHT
Option to Lessee to Purchase Property

          8.1 Owner’s Option to Require Purchase. Owner retains the right to require Lessee to purchase all of Owner’s right title and interest in the Property (including the surface, water rights and other rights appurtenant to the Property), subject to Lessee’s continuing obligation to pay the Royalty reserved by Owner. The Purchase Price for the Property shall be $1,000. Owner may require Lessee to purchase the Property any time after Lessee has made application with government authorities to permit and develop a mine on the Property.

          8.2 Notice of Election. If Owner elects to require Lessee to purchase the Property, owner shall deliver written notice to Lessee. On Lessee’s receipt of Owner’s notice, the parties shall make diligent efforts to close the conveyance of the Property within sixty (60) days.

          8.3 Closing Costs. Lessee shall pay the real property transfer taxes, the cost of escrow, title insurance and all recording costs incurred in closing the Option.

          8.4 Payment on Closing. On closing of the Option, Lessee shall pay to Owner, in cash, or be wire transfer to an account designated by Owner, the Purchase Price.

          8.5 Conveyance on Closing. At closing Owner shall execute and deliver to Lessee a quitclaim deed conveying all of Owner’s right, title and interest in the Property which deed shall contain a reservation of Owner’s Royalty. The minimum payment obligations and/or royalties on production will survive the change of ownership of the Property. The conveyance shall expressly recite that the Royalty and obligations related to the Royalty shall constitute burdens on the Property. Owner and Lessee shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property, as applicable.

          8.6 Effect of Closing. On closing, Lessee shall acquire and own the Property subject to the Royalty reserved by Owner and subject to Lessee's obligations which are expressly stated to survive closing the Option. Lessee shall remain obligated to perform its obligations in respect to the Property which by the terms of this Agreement expressly survive termination or which arise from or relate to Lessee’s occupation, possession or use of the Property before closing the purchase..

SECTION NINE
Notices and Payments

          9-1 Notices. All notices to Lessee to Owner shall be in writing and shall be sent certified or registered mail, return receipt requested, to the address below. Notice of any change in address shall be given in the same manner.

TO OWNER:	Lyon Grove, LLC
Attention: Harold C. Bond
785 North Maddux Drive
Reno, Nevada 89512-1814

Lyon Grove, LLC

Attention: Ross Whitacre
P.O. Box 1024
Yerington, Nevada 89447

TO LESSEE:	Lincoln Gold Corp.
325 Tahoe Drive
Carson City, Nevada 89703

          9.1 Payments. All payments shall be in U.S. currency payable to Owner.

SECTION TEN
Representation of Title

          10-1 Representation. Owner represents, to the best of its knowledge and belief at the execution of this Agreement, that Owner owns the Property and all mineral rights within the boundary of said property, free and clear of all liens, charges, security interests and encumbrances including financial encumbrances and non-financial encumbrances such as easements, leases, options, licenses and rights of way. Owner further represents that Owner is not aware of any disputes, legal actions, or environmental citations affecting the Property.

          10-2 Examination of Title Documents. Promptly after execution of this Agreement, Owner shall deliver to Lessee copies of all documents bearing upon Owner's title, interest, or ownership in the Property. Lessee may then undertake such further investigation of the title and status of the Property as Lessee shall deem necessary. If that investigation should reveal defects in the title, Owner agrees to proceed forthwith to cure said title defects to the satisfaction of the Lessee; and in the event he should not do so, Lessee may cure such title defects and deduct the expense incurred from any payment to be further hereunder. Said deduction shall, in any one year, may not exceed one-half of the payments due to the Owner.

SECTION ELEVEN
Force Majeure

          11-1 Force Majeure. The respective obligations of either party, except Lessee's obligations Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 14, 15, and 16 of this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labor stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party. Lessee's failure to obtain regulatory permits for operation on the property shall not constitute an event of force majeure, unless Lessee can demonstrate that it has made a diligent, good faith effort to obtain said permits.

SECTION TWELVE
Lessee's Practices; Information

          12.1 Lessee's Practices. Lessee shall conduct all operations on the Property in a good and workman like manner and in accordance with lawful and accepted mining practice and all dealings with Owner shall be in the utmost good faith..

          12.2 Inspection of Data. From time to time during the term of this Agreement, Owner shall have the right to examine and make copies of all data regarding the Property in Lessee's possession during reasonable business hours and upon not less than ten (10) business days prior notice. The inspection and copying of data shall be at Owner's cost.

          12.3 Reports. On January 31 of each year, Lessee shall deliver to Owner a comprehensive report of all exploration and development operations and work conducted by Lessee on the Property for the preceding calendar year. On July 31 of each year, Lessee shall deliver to Owner a summary report of all exploration and development operations and work conducted by Lessee on the Property for the preceding six (6) months.

          12.4 Measurements; Analysis. Lessee shall measure minerals and take and analyze samples in accordance with industry practice, and shall keep accurate records as a basis for computing the royalty payments. These records shall be available for inspection and copying by Owner at all reasonable times subject to the provision of this Agreement regarding accounts, records and payments.

          12.5. Production Records. Lessee shall keep accurate records of the sale or shipment of minerals from the Property, and these records shall be available for inspection and copying by Owner. All such records shall be kept at Lessee's address for notices.

SECTION THIRTEEN
Work Commitment

          13.1 Work Commitment. During the Lease Years indicated below Lessee shall expend the sums described below for the exploration for, development of or mining of minerals on the Property. Lessee's cumulative work commitment obligation shall be:

Work Commitment Period	Amount

First Lease Year	$25,000.00
Second Lease Year	$25,000.00
Third Lease Year	$50,000.00
Fourth Lease Year	$50,000.00
Fifth Lease Year and subsequent Lease Year	$50,000.00

Lessee's qualified expenditures during any work commitment period in excess of the work commitment obligation for such period shall be credited in favor of Lessee to Lessee's subsequent work commitment obligations.

          Qualified expenditures shall include those expenditures described in Exhibit B. Lessee shall be given credit for work accomplished on property that lies within the Area of Interest (as defined in Exhibit D, attached hereto) and is situate within one thousand (1,000) feet of the Property. On Lessee's completion of its work commitment expenditure obligation, Lessee shall deliver to Owner a summary statement of Lessee's expenditures. On Owner's request, Lessee shall deliver to Owner invoices, vouchers and other documentary evidence to substantiate Lessee's work, commitment expenditures, Lessee's failure to timely complete and perform its work commitment obligations shall constitute a default under this Agreement which Lessee may cure by payment to Owner within thirty (30) days after the work commitment obligation deadline of an amount equal to the difference between the work commitment obligation amount and the qualified expenditures actually incurred by Lessee. If Lessee does not properly and timely complete its work commitment obligation or make payment in lieu thereof, Owner may terminate this Agreement by delivering notice of termination to Lessee, subject to the notice of default and curative provisions provided in Section 7 of this Agreement. The amount of any payment by Lessee to Owner in lieu of Lessee's work commitment obligation shall be considered a qualified expenditure incurred during the Lease Year for which it is paid.

SECTION FOURTEEN
Commingling

          14.1 Commingling. Lessee shall have the right to commingle minerals from the Property with minerals from other properties within the Area of Interest. Not less than sixty (60) days before commencement of commingling of minerals from other properties, Lessee shall deliver to Owner a detailed written description of Lessee's commingling plan in order that Owner may confirm that the plan is in accordance with sound mining practices. Before commingling, the minerals from the Property shall be measured and sampled by Lessee in accordance with sound mining practices. Representative samples of minerals and other materials shall be prepared by and retained by Lessee, and assays of these samples shall be made before commingling to determine the metal content of each material. Lessee shall keep detailed records in accordance with sound mining practice which show the measurements and production of minerals.

SECTION FIFTEEN
Surrender

          15.1 Surrender. On expiration of the term of or sooner termination of this Agreement, except on closing of the Lessee’s purchase, Lessee shall surrender the Property promptly to Owner and shall, if requested by the Owner, remove from the Property, at Lessee's sole cost, all buildings, structures, and equipment which Lessee has placed on the Property. After termination of this Agreement, Lessee shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration required as a result of Lessee's activities on the Property and to remove the Lessee’s Property, as contemplated in this Agreement. Lessee shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations, Lessee shall diligently perform reclamation and restoration of the Property such that Lessee's reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any governmental entity. Lessee shall execute and deliver to Owner an instrument, in form acceptable for recording, by which Lessee releases all of its right, title and interest in and under this Agreement.

SECTION SIXTEEN
Miscellaneous Provisions

          16.1 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

          16.2 Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of the State of Nevada and the forum for any suit between the parties shall be the District Court of Lyon County.

          16.3 Entire Agreement. The Agreement terminates and replaces all prior agreements, written, oral or implied, between parties hereto, and constitutes the entire agreement between the parties.

          16.4 Void or Invalid Provisions. If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired, or invalidated thereby.

          16.5 Delivery of Data. Upon execution of this Agreement Owner shall deliver to Lessee copies of all maps, deeds, and other documents in owner's possession which pertain to the claim title and boundaries, prior workings, exploration and production history of the Property.

          16.6 Time is of the Essence. Time is of the essence of this Agreement and each and every part thereof.

          16.7 Confidentiality. All reports and data provided by Lessee to Owner shall be held in strictest confidence, and Owner shall not disclose such information without Lessee's prior written consent.

          16.8 No Partnership. Nothing in this Agreement shall create a partnership between Owner and Lessee.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

LYON GROVE, LLC

              /s/ Harold C. Bond
_______________________________
By: HAROLD C. BOND, Member

              /s/ Ross Whitacre
_______________________________
By: ROSS WHITACRE, Member

LINCOLN GOLD CORPORATION

              /s/ Paul F. Saxton
By:____________________________
Its: President & CEO

STATE OF NEVADA	)
) ss.
COUNTY OF WASHOE	)

          On this __01____ day of __August____________, 2007, before me a Notary Public in and for said County and State, personally appeared HAROLD C. BOND, member of Lyon Grove, LLC, personally known (or proved) to me to be the person who executed the above MINING LEASE WITH OPTION TO REQUIRE PURCHASE, and acknowledged to me that he executed the same for purposes stated therein.

               /s/ Matthew F. Wright
_____________________________
                        Notary Public

MATTHEW F. WRIGHT NOTARY PUBLIC STATE OF NEVADA APPT. No. 06-105846-2 MY APPT. EXPIRES APRIL 26, 2010

STATE OF NEVADA	)
) ss.
COUNTY OF LYON	)

          On this __31____ day of __July___, 2007, before me a Notary Public in and for said County and State, personally appeared ROSS WHITACRE, member of Lyon Grove, LLC, personally known (or proved) to me to be the person who executed the above MINING LEASE WITH OPTION TO REQUIRE PURCHASE, and acknowledged to me that he executed the same for purposes stated therein.

               /s/ Janice Shipley
_____________________________
                        Notary Public

JANICE SHIPLEY
Notary Public – State of Nevada Appointment Recorded in Lyon County No. 99-3686-12 Expires April 28, 2011

        On this ______ day of _____, 2004, before me a Notary Public in and for said County and State, personally appeared , of LINCOLN GOLD CORPORATION, who executed the above MINING LEASE WITH OPTION TO REQUIRE PURCHASE, and acknowledged to me that he executed the same for purposes stated therein.

_____________________________
                        Notary Public

EXHIBIT A
Net Smelter Returns

Lessee:

Owner:

Net Smelter Returns Provisions

1. Definitions. The terms defined in the instrument to which this Exhibit is attached and made part of shall have the same meanings in this Exhibit. The following definitions shall apply to this Exhibit.

1.1 "Gold Production" means the quantity of refined gold credited to Lessee's account by an independent third party refinery for gold produced from the Property during the month on either a provisional or final settlement basis.

1.2 "Gross Value" shall be determined on a monthly basis and have the following meanings with respect to the following Minerals:

1.2.1 Gold

(a) If Lessee sells unprocessed gold ores, or gold dore or gold concentrates produced from Minerals, then Gross Value shall be equal to the proceeds received by Lessee during the month from such sales. Lessee shall have the right to sell such unprocessed gold ores, gold dore and gold concentrates to an affiliated party, except that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Lessee produces refined gold (meeting the specifications of the London Bullion Market Association, and if the London Bullion Market Association no longer prescribes specifications, the specifications of such other association generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.1(a) above is not applicable, then for purposes of determining Gross Value, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price for the month in which it was refined. The Gross Value shall be determined by multiplying Gold Production during the month by the Monthly Average Gold Price.

1.2.2 Silver

(a) If Lessee sells unprocessed silver ores, or silver dore or silver concentrates produced from Minerals, then Gross Value shall be equal to the proceeds received by Lessee during the month from such sales. Lessee shall have the right to sell such unprocessed silver ores, silver dore and silver concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Lessee produces refined silver (meeting the specifications for refined silver

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subject to the New York Silver Price published by Handy & Harmon, and if Handy & Harmon no longer publishes such specifications, the specifications of such other association or entity generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.2(a) above is not applicable, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price for the month in which it was refined. The Gross Value shall be determined by multiplying Silver Production during the month by the Monthly Average Silver Price.

1.2.3 All Other Materials

(a) If Lessee sells unprocessed ores, dore or concentrates of any Minerals other than gold or silver, then the Gross Value shall be equal to the amount of proceeds received by Lessee during the month from such sales. Lessee shall have the right to sell such unprocessed ores, dore or concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Lessee produces refined or processed metals from Minerals other than refined gold or refined silver, and if Section 1.2.3(a) above is not applicable, then Gross Value shall be equal to the amount of the proceeds received by Lessee during the month from the sale of such refined or processed metals. Lessee shall have the right to sell such refined or processed metals to an affiliated party, provided that such sales shall be considered, solely for purposes of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

1.3 "Minerals" means gold, silver, platinum, antimony, mercury, copper, lead, zinc, and all other mineral elements and mineral compounds, which are contemplated to exist on the Property or which are after the Effective Date discovered on the Property and which can be extracted, mined or processed by any method presently known or developed or invented after the Effective Date.

1.4 "Monthly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported during that month. If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established marked selected by Lessee, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.5 "Monthly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the month by the number of days in such month for which such prices were reported. If the Handy & Harmon quotations cease to be published, all such references shall be replaced with references to prices of silver for immediate sale in another established market selected by Lessee as published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.6 "Net Smelter Returns" means the Gross Value of all Minerals, less costs, charges and expenses paid or incurred by Lessee with respect to the refining and smelting of such Minerals, without

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limitation:

1.6.1 Charges for smelting and refining (including sampling, assaying and penalty charges); and

1.6.2 Actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of concentrates or dore metal from the Property to the smelter or refinery, but in no event shall include charges or costs of transportation of Minerals or ores from any mine on the Property to an autoclave, concentrator, crusher, heap or other leach process, mill or plant which is not a smelter or refinery.

1.7 "Property" means the real property described in the instrument to which these Net Smelter Returns provisions are attached.

1.8 "Silver Production" means the quantity of refined silver credited to Lessee's account by an independent thirty-party refinery for silver produced from the Property during the month on either a provisional or final settlement basis.

2. Payment Procedures

2.1 Accrual of Obligation. Lessee's obligation to pay the royalty shall accrue and become due and payable upon the sale or shipment from the Property of unrefined metals, dore metal, concentrates, ores or other Minerals or Minerals products or, if refined metals are produced, upon the outturn of refined metals meeting the requirements of the specified published price to Lessee's account.

2.2 Futures or Forward Sales, Etc. Except as provided in Sections 1.2.1(a), 1.2.2(a) and 1.2.3(a) (regarding sales of unprocessed gold and silver and sales of Minerals other than gold and silver), Gross Value shall be determined irrespective of any actual arrangements for the sale or other disposition of Minerals by Lessee, specifically including but not limited to forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements that may involve the possible delivery of gold, silver or other metals produced from Minerals.

2.3 Monthly Calculations and Payments. Lessee shall calculate and pay Owner each monthly royalty payment on or before the last business day of the month immediately following any month during which Minerals are produced from the Property. If any amount due and payable by Lessee is not received by Owner within ten (10) days after such amount is due, then Lessee shall pay to Owner a late charge equal to ten percent (10%) of such overdue amount. Owner's acceptance of such late charge shall not constitute a waiver of Lessee's default with respect to such overdue amount, nor prevent Owner from exercising any of Owner's other rights and remedies. If any amount payable by Lessee remains delinquent for a period in excess of thirty (30) days, Lessee shall pay to Owner, in addition to the late payment, interest from and after the due date at the Interest Rate.

2.4 Statements. At the time of payment of the royalty, Lessee shall accompany such payment with a statement which shows in detail the quantities and grades of refined gold, silver or other metals or dore, concentrates or ores produced and sold or deemed sold by Lessee in the preceding month; the Monthly Average Gold Price and Monthly Average Silver Price, as applicable; costs and other deductions, and other pertinent information in detail to explain the calculation of the payment with respect to such month. Payment shall be made to the address provided in the Agreement to which this Exhibit is attached for purposes of

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notices.

2.5 Inventories and Stockpiles. Lessee shall include in all monthly statements a description of the quantity and quality of any gold or silver dore that has been retained as inventory for more than ninety (90) days. Owner shall have thirty (30) days after receipt of the statement to either: (a) elect that the dore be deemed sold, with Gross Value to be determined as provided in Sections 1.2.1(b), with respect to gold, and 1.2.2(b), with respect to silver, as of such thirtieth (30th) day utilizing the mine weights and assays for such dore and utilizing a reasonable recovery rate for refined metal and reasonable deemed charges for all deductions specified in Section 1.6 above, or (b) elect to wait until such time as the royalty payment otherwise would become payable pursuant to Sections 1.2.1(b) and 1.2.2(b). The Owner's failure to respond within such time shall be deemed to be an election to use the methods described in Sections 1.2.1(b) and 1.2.2(b). No Royalty payments shall be due with respect to stockpiles of ores or concentrates unless and until such ores or concentrates are held in excess of six (6) months after which time the same shall be deemed to have been sold and the Royalty thereon shall be paid.

2.6 Method of Payment. Except for the payment due on the Effective Date, all Rental payments and Royalty payments made by Lessee to Owner shall be paid by certified check delivered to Owner at its address for notice purposes or by wire transfer to an account which Owner designates. When Lessee pays the Royalty, Lessee shall deliver to Owner a statement showing the amount of production of Minerals and the calculation of the Royalty due and payable. Lessee shall submit to Owner data reasonably necessary to enable Owner to verify the determination.

2.7 Audit. Owner or its authorized agents shall have a right to audit and inspect Lessee's accounts and records used in calculating the Royalty payments, which right may be exercised as to each payment at any reasonable time during a period of two (2) years from the date on which the payment was made by Lessee. If Owner's audit determines that there has been a deficiency or an excess in the payment made to Owner, such deficiency or excess shall be resolved by adjusting the next Royalty payment due and payable to Owner. Owner shall pay the cost of its audit unless a deficiency of five percent (5%) or more of the Royalty payments is determined for the audit period. Lessee shall maintain all accounts, books and records concerning or relating to the Royalty in accordance with generally accepted accounting principles applicable to the mining industry.

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EXHIBIT B

Qualified Expenditures

For purposes of the Agreement to which this Exhibit is attached, "Qualified Expenditures" means all costs and expenses spent or incurred by Lessee directly in connection with exploration and which were expended on or for the direct benefit of the Property which Lessee performs part of its work commitment, calculated in accordance with generally accepted accounting principles consistently applied, including, without limiting the generality of the foregoing, the following:

a. Actual salaries, benefit and fringe costs and wages (whether or not required by law) of employees or contractors of Lessee directly assigned to and actually performing exploration and related activities within or benefiting the Property. Employees and contractors shall include geologists, geophysicists, engineers, surveyors, engineering assistants, technicians, draftsmen, engineering clerks and other personnel performing technical services connected with exploration of the Property.

b. Monies expended associated with aerial flights over the Property.

c. Monies expended associated with drilling, site preparation and road construction.

d. Monies expended for the use of machinery, vehicles, equipment and supplies required for exploration, provided, however, if Lessee uses equipment owned by it, charges shall be no greater than on terms available for third parties in the vicinity of the Property.

e. Monies expended for reasonable travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary or convenient for the conduct of exploration.

f. All payment to contractors for work on exploration.

g. Monies expended for metallurgical and engineering work, geophysical, geochemical and geological surveys and assays and other costs incurred to determine the quantity of minerals within the Property.

h. Monies expended to obtain permits, rights-of-way and other similar rights as may be required or necessary in connection with operations regarding the Property.

i. Monies expended in preparation and acquisition of environmental permits necessary to commence, carry out or complete exploration, and otherwise spent on activities required for environmental compliance.

j. Monies expended in performing pre-feasibility and feasibility studies to evaluate the

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economic feasibility of mining on the Property, including expenditures for metallurgical test work, preliminary design work and hydrology studies.

k. The costs of any performance bonds required for reclamation of the Property.

l. Monies expended for curing any title defects or encumbrances pertaining to the Property.

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EXHIBIT C

Description of the Wilson Patented Claim Group

Lyon County, Nevada

Claim	Mineral survey Number
Himalaya	671
Himalaya East Extension	671
Lincoln	671
Lincoln East Extension	671
Central	671
Central East Extension	671
Mystery	671
Mystery East Extension	671

EXHIBIT "D"

During the term of this Agreement, Lessor shall retain an *Area of Interest* encompassing six (6) square miles defined by Township, Range, and Section, Mt. Diablo Base and Meridian.

Area of Interest (6 square miles)
All of Section 36, T. 10 N., R. 25 E.
All of Section 1, T. 09 N., R. 25 E.
All of Section 31, T. 10 N., R. 26 E.
All of Section 32, T. 10 N., R. 26 E.
All of Section 6, T. 09 N., R. 26 E.
All of Section 5, T. 09 N., R. 26 E.

All new lode claims staked by Lessee within the aforementioned *Area of Interest* shall be subject to a FIVE PERCENT (5%) fixed NSR payable to Lessor. Any existing third party claims acquired by Lessee within the aforementioned *Area of Interest* shall be subject to a maximum aggregate NSR of FIVE PERCENT (5%) payable to the third party claimant with any remainder payable to Lessor. [Example: Lincoln Gold Corp., acquires the Harvest unpatented lode claim within the *Area of Interest* with a retained 2.0% NSR payable to the third party claimant and an additional 3.0% payable to the Lessor for a maximum of 5%]. The Wheeler patented claims, including the patented millsite, shall be exempt from any *Area of Interest* production royalty.